FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 22, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

September 22, 2006

September 21, 2006

Dear ADR holder,

Below we set out some information which may help you to understand the reorganization of our depositary receipts facility and the delisting of our stock from the New York Stock Exchange. Should you have any further questions, please feel free to contact any of the persons mentioned at the end of this communication.

Background

On June 26, 2006 OAO Tatneft (the "Company") issued a press-release announcing its intention to delist from the New York Stock Exchange (the "NYSE") and, when circumstances permit, to terminate the registration of its securities with the
U.S. Securities and Exchange Commission (the "SEC"), and concentrate trading in its equity securities outside of Russia on the London Stock Exchange (the "LSE")
(LSE Symbol - ATAD). A copy of the press-release was furnished to the SEC on
Form 6-K and can be found at:

http://www.sec.gov/Archives/edgar/data/1058255/000119163806001475/atad200606266k3.htm

On June 30, 2006 the Company's Board of Directors approved the delisting from the NYSE and deregistration with the SEC. A copy of the Board's resolution was furnished to the SEC on Form 6-K and can be found at:

http://www.sec.gov/Archives/edgar/data/1058255/000119163806001523/atad200606306k.htm

To facilitate deregistration of its equity securities in the United States under the current deregistration rules of the SEC, the Company had to introduce restrictions on ownership of its depositary receipts by persons resident in the
United States. To that end the Company and the depositary bank, The Bank of New
York, entered into amendments to the Deposit Agreement governing the issuance of the Company's depositary receipts. The Bank of New York gave notice of the amendments to the owners of depositary receipts on July 12, 2006 and the amendments became effective 30 days thereafter.

On August 18, 2006 the Company delivered to the NYSE an official notification of its intention to delist and announced this action in its press-release, a copy of which was furnished to the SEC on Form 6-K and can be found at:

http://www.sec.gov/Archives/edgar/data/1058255/000119163806001990/atad200608186k.htm

On September 5, 2006 the Company filed Form 25 with the SEC to remove the
Company's securities from listing on the NYSE:

http://www.sec.gov/Archives/edgar/data/1058255/000119163806002135/atad200609056k.htm

Pursuant to applicable SEC rules, the Form 25 became effective on September 15,
2006. Therefore, the last day of trading in the Company's depositary receipts on the NYSE was September 14, 2006. The NYSE has removed the Company's securities from listing and will not resume trading in these securities.

On September 13, 2006 the Company issued a press-release announcing, inter alia, that it has designated October 30, 2006 as a "Certification Date" pursuant to
Section 4.12 of the Amended and Restated Deposit Agreement, dated as of July 10,
2006, between the Company, The Bank of New York, as Depositary (the "Depositary
"), and owners and beneficial Owners of Global Depositary Receipts thereunder ("
GDRs"). As a consequence, after the Certification Date the ordinary shares of the Company underlying all GDRs except those beneficially owned by persons who, on or before the  Certification  Date, (i) have certified that they are not "
resident in the United States" or (ii) have certified that they are "qualified institutional buyers" ("QIBs") and have been approved by the Company, will be sold by the Depositary outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, and, upon completion of those sales, the proceeds of those sales will be transferred to the beneficial holders of such GDRs. The certification process will be administered by the Depositary.
A copy of this press-release was furnished to the SEC on Form 6-K:

http://www.sec.gov/Archives/edgar/data/1058255/000119312506190167/d6k.htm

What can I do with my Tatneft ADRs which were bought through the NYSE?

IMPORTANT DISCLAIMER: THE OPTIONS DESCRIBED BELOW DO NOT CONSTITUTE AND SHALL
NOT BE CONSTRUED AS A RECOMMENDATION BY THE COMPANY. YOU SHOULD ASSESS YOUR OWN
RISKS AND SEEK PROFESSIONAL FINANCIAL, TAX AND LEGAL ADVICE, IF REQUIRED, TO
DECIDE ON THE COURSE OF ACTION WHICH WOULD BE RIGHT FOR YOU. WE DISCLAIM ANY
LIABILITY FOR ANY LOSS OR DAMAGE THAT MIGHT RESULT FROM YOU PURSUING ANY OF THE
STEPS DESCRIBED BELOW. NONE OF THE ACTIONS DESCRIBED BELOW SHALL BE CONSTRUED AS
AN OBLIGATION ON THE PART OF THE COMPANY, ITS AFFILIATES, ADVISORS, THE
DEPOSITARY OR ANY OTHER PERSON TO BUY BACK ANY SECURITIES OF THE COMPANY AT ANY
PRICE.

 1. The depositary receipts that traded on the NYSE are the same securities as continue to trade on the LSE. Therefore, a holder of the Company's depositary receipts can seek to sell them through a broker that has the ability to trade on the LSE. The symbol for the Company's depositary receipts on the LSE is ATAD. We are committed to maintaining the listing of our depositary receipts on the LSE.

 2. You can sell your depositary receipts in the over-the-counter market. You should consult your broker regarding this possibility.

 3. If you hold our depositary receipts you will be asked to provide the certification described above by the Certification Date(1). If you are "
    resident in the United States" and not a QIB and therefore are not able to submit the certification required, and have decided not to pursue other options described in this section, then you would have to wait until the
    Depositary receives cash from the sale of the Company's ordinary shares underlying the depositary receipts of all beneficial owners who could not provide the required certification. This selling process will commence shortly after the Certification Date (October 30, 2006). All sales will be made in the market outside of the United States pursuant to Regulation S.
    Details of the selling process will be announced separately. Proceeds of the sales will be distributed pro rata to the holdings within the pool of securities subject to the sale. The sale proceeds will be remitted upon surrender of the respective depositary receipts. Any action involving the surrender of depositary receipts and the receipt of sale proceeds is subject to the depositary's fees set out in the Deposit Agreement and the withholding of any applicable taxes.

If you can certify that you are a QIB, you may be permitted to continue to hold your depositary receipts, at the sole discretion of the Company, even if you are resident in the United States.

 4. You have the right to withdraw the ordinary shares of the Company evidenced by your depositary receipts (i) prior to the earlier of the Certification
    Date and the date on which you provide to the Depositary the certification described above, or (ii) if you continue to own the depositary receipts following the Certification Date as a person not resident in the United
    States or a QIB approved by the Company, after the Certification Date. This withdrawal is subject to the fees of the Depositary set out in the Deposit
    Agreement. The ordinary shares of the Company are traded only in the Russian
    Federation and are Rouble denominated securities. You should seek independent advice with regard to how you can hold and trade in the
    Company's ordinary shares.

                                     * * *

Contact information:

OAO Tatneft:                                           The Bank of New York (Depositary):

Vasily Mozgovoi                                        Tatyana Vesselovskaya
Peter Gloushkov                                        +1 (212) 815 5133
+ 7 (495) 980 5226

Financial Dynamics (Investor Relations Assistance)

UK           Greg Quine
             Jon Simmons
             Andrew Dowler
             +44 (20) 7831 3113

USA          Brian Maddox
             Greg Jawski
             +1 (212) 850 5600

Russia       Michael Guerin
             +7 (495) 795 0623

--------------------------

(1) As noted in the Company's press releases, a beneficial owner's certification that he, she or it either (i) is not "resident in the United States" or (ii) is a QIB and requests permission to continue to hold the Company's depositary receipts (the "GDRs") will not be effective unless the beneficial owner, together with the certification, deposits its GDR with the Depositary or transfers the relevant GDRs to a blocked account with The Depository Trust
Company, in either case until after the Certification Date. The purpose of this requirement is to prevent beneficial owners that have either (i) certified
non-U.S. residence or (ii) certified QIB status and requested permission to continue to hold GDRs from transferring their GDRs to a person who is resident in the United States prior to the Certification Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   September 22, 2006